ADVENTO, INC.

8 Jiang gang Qu, Ste 402

Hangzhou, China 310000

Tel: 011-86-13083976291

October 24, 2011

Ms. Jessica Dickerson or Mr. Craig Slivka

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Advento, Inc.

       Amendment No. 3 to

       Registration Statement on Form S-1

       Filed October 7, 2011

       File No. 333-174607

Dear Ms. Dickerson or Mr. Slivka,

We received your letter dated October 19, 2011, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 4 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No. 3 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on October 7, 2011:

Risk Factors, page 6

Risks Associated to Our Business, page 6

Even though we are required to purchase our products in United States Dollars . . . , page 8

1. Supplementally, please explain how you will be impacted by changes in foreign exchange rates, and revise this risk factor as necessary. For instance, if purchases from your supplier will be based on fixed contractual prices, explain how you would be impacted by foreign exchange rates.

Response:  In response to this comment we deleted this risk factor.

We have yet to earn revenue . . . , page 7

2. Please explain the sentence, “If we are successful in raising the funds from this offering, we plan to commence activities to raise the funds required for the development program.”

Response:  In response to this comment we revised this sentence as follows:

If we are successful in raising the funds from this offering, we plan to start our operations described in Plan of Operation section. We cannot provide investors with any assurance that we will be able to raise sufficient funds to proceed with any work or activities.

Because we are small and do not have much capital . . . , page 9

3. We note your response to comment eight of our letter dated September 29, 2011. Specifically, we note your disclosure that if you “cannot operate profitably, [you] will have to suspend or cease operations.” Please disclose whether you intend to suspend or cease operations if you cannot operate profitably immediately. In this regard, it is unclear how long you intend to attempt to implement your business plan before suspending or ceasing operations. In your disclosure, please ensure you discuss whether you plan to seek alternative sources of financing to help facilitate your business plan if you cannot operate profitably immediately.

Response:  In response to this comment we have revised to indicate:

If we cannot operate profitably we will have to suspend or cease operations when we run out of funds. We intend to attempt to implement your business plan as long as we have funds to do so. In addition to this offering we may seek alternative source of financing in form of director loans if we cannot operate profitably immediately.

Management’s Discussion and Analysis or Plan of Operation, page 15

Results of Operations, page 17

From inception on August 4, 2010 to July 31, 2011, page 17

4. We note your response to comment 14 of our letter dated September 29, 2011, and we reissue the comment in part. Please disclose how you funded the purchase of bath cabinet models, and disclose the cost of these models. In this regard, we note your disclosure that Mr. Wang advanced you $7,348 to incorporate the company and to pay legal and auditor fees. However, based on your disclosures and your balance sheet, it is unclear how you funded the purchase of the bath cabinet models you reference on page 17.

Response:  In response to this comment we disclosed how we funded the purchase of bath cabinet models, and disclosed the cost of these models:

During the period we incorporated the company, prepared a business plan, registered a website, and executed Sales Contract with Hangzhou Yongsheng Holdings Co., Ltd, a private Chinese manufacturer that produces high quality shower cabinets. As of the date of this prospectus we also signed Contract with Galeon” Co., Ltd a Russian company that agrees to buy shower cabinets from us and purchased models of the several bath cabinets from our supplier for $916. The purchase was made from existing cash on hands. We had this cash from selling 2,500,000 shares of common stock at a price of $0.001 per share to our sole officer and director.

Description of Business, page 19

Contract with “Galeon” Co. Ltd., page 22

5. Please clarify whether Galeon is obligated to purchase $150,000 worth of goods from you. What are the “Specifications” mentioned here and in Exhibit 10.2?

Response:  In response to this comment we have disclosed: Galeon is not obligated to purchase $150,000 worth of goods from us. “Specifications” refers to invoice for each order purchased.

6. We note your response to comment 26 of our letter dated September 29, 2011. Specifically, we note your added disclosure that Galeon may terminate its agreement with you by giving you 30 days written notice. Please disclose the date by which you will measure the 30 days written notice. In this regard, we note you do not disclose the timing of the contract with Galeon, and it is unclear when you are to receive the prepayment from Galeon and when you are required to deliver the product to Galeon. Please provide these disclosures as well.

Response:  In response to this comment we have disclosed: The 30 days written termination notice will be measured form the time that it is received by us. We will ask Galeon to send us prepayment when they order product from us—there is no specific deadline set for them to order product for us. When we receive full payment from Galeon we will be required to deliver the product to them in 45 days.

Plan of Distribution, page 25

7. Tell us supplementally whether your president will utilize any materials other than this prospectus in selling securities to friends and business contacts.

Response: Our president will not utilize any materials other than this prospectus in selling securities to friends and business contacts.

This letter responds to all comments contained in your letter dated October 19, 2011.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct any further comments or questions you may have to us, at adventoinc@gmail.com or to the company's legal counsel Mr. David M. Loev, at:

David M. Loev
The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401

Tel: (713) 524-4110
Fax: (713) 524-4122

Thank you.

Sincerely,

/S/ Liang Wei Wang

Liang Wei Wang, President